Prudential Investments LLC

Gateway Center Three
100 Mulberry Street

Newark, New Jersey 07102

November 1, 2011

The Board of Directors

Prudential World Fund, Inc.

Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

Re:     Prudential Emerging Markets Debt Local Currency Fund (the “Fund”)

To the Board of Directors:

The manager has contractually agreed through February 28, 2013 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees), extraordinary and certain other expenses such as taxes, interest and brokerage commissions) of each class of shares to 1.05% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC

By:     /s/ Scott E. Benjamin

Name:     Scott E. Benjamin
Title:     Executive Vice President